TAPIMMUNE INC.
2815 Eastlake Avenue East, Suite 300
Seattle, WA 98102

August 4, 2010

VIA EDGAR
Mr. Jeffery Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          TapImmune Inc. (“Registrant”)
Registration Statement on Form S-1 (“Registration Statement”)
Filed June 16, 2010
File No. 333-167571
Request for Acceleration of Effectiveness
Dear Mr. Riedler:

We filed the Registration Statement on Form S-1 on July 16, 2010 and amended it on August 2, 2010 and on August 4, 2010 (“Amendment No. 2”).  Our counsel spoke with Mr. John Krug earlier today. It was agreed that the following changes would be made to the Registration Statement in Amendment No. 2:

•	In the section entitled “Management – Directors, Executive Officer and Corporate Governance” we have removed Mr. Tracy Moore from the table and the footnote referring to Mr. Moore’s resignation.

•	The signature block has been amended to add the following titles to Mr. Denis Corin’s signature line – Chief Financial Officer (principal financial officer and accounting officer).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the above-referenced Registrant respectfully requests acceleration of the effective date to August 5, 2010 or as soon as practicable thereafter of its Registration Statement included in Amendment No. 2.

The Registrant acknowledges that:

(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our counsel, William Rosenstadt, at 212-588-0022.

Sincerely,

TapImmune Inc.

/s/ Denis Corin
Denis Corin
President